Mail Stop 3561

March 21, 2006

Via Fax and U.S. Mail

Gregory D. Walker, Esq.
Mortgage Asset Securitization Transactions, Inc.
1285 Avenue of the Americas
New York, New York 10019

Re: Mortgage Asset Securitization Transactions, Inc.
       Amendment No. 1 to Registration Statement on Form S-3
       Filed February 28, 2006
       File No. 333-130373

Dear Mr. Walker:

We have reviewed your responses to the comments in our letter dated January 13, 2006 and have the following additional comments.

General

1. While we note your response to comment 2 of our letter dated January 13, 2006 and the revisions you have made to the "Derivatives" disclosure in the base prospectus, please further revise your filing to remove the twelfth bullet point on page 5 of the base prospectus or revise to specify the types of other credit support to which you refer. This comment also applies to the disclosure in the fifth bullet point on page 61.

2. While we note your response to comment 15 of our letter dated January 13, 2006, please delete all references to credit default swaps from the filing. Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or a class of offered securities. For example, how will they operate? Will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

<u>Prospectus Supplement No. 1</u>

3. While we note the bracketed language you have included indicating that information required by Items 1103(a)(5) and 1111(c) will be provided if necessary, please revise to provide bracketed language illustrating the type of information you plan to provide if applicable.

<u>Base Prospectus</u>

<u>Description of Credit Support, page 61</u>

4. We note from page 66 that credit support may apply concurrently to two or more related trust funds. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

<u>Pooling and Servicing Agreement</u>

5. We note that the second sentence of Section 3.22(c)(iv) of your pooling and servicing agreement appears to allow the parties to modify their obligations under the agreement based on interpretive advice, convention among active participants in the asset-backed markets, advice of counsel or otherwise in respect of the requirements of Regulation AB. Please remove this qualifying language or revise to clearly state that you will comply with the requirements of Regulation AB.

<u>Closing</u>

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (917) 777-4299
       Mr. Thomas Amico, Esq.
       McKee Nelson LLP